UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 23 March, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 23 March, 2017

ING publishes proxy materials for 2017 AGM

ING Groep N.V. ("ING") today published the proxy materials for its annual General Meeting (AGM), to be held on Monday, 8 May 2017, in Amsterdam. The proxy materials, including the agenda for the AGM, are available on the ING website (www.ing.com/agm).

As announced on 14 March 2017, the agenda for the AGM includes the proposal to appoint Koos Timmermans and Steven van Rijswijk as members of the Executive Board. Upon appointment they will also be members of the Management Board Banking of ING. Koos Timmermans will become chief financial officer as per the end of the AGM, succeeding Patrick Flynn who has decided to pursue his career outside of ING. Steven van Rijswijk will become chief risk officer as of 1 August 2017, succeeding Wilfred Nagel, who will retire as of that date.

ING also proposes to the AGM to reappoint Ralph Hamers, currently CEO of ING, to the Executive Board for a next term of four years. Ralph Hamers was appointed to the Executive Board at the AGM in 2013 and became its chairman and CEO on 1 October 2013.

It is also proposed to the AGM to appoint Jan Peter Balkenende, Margarete Haase and Hans Wijers as members of the Supervisory Board, which was announced on 16 March 2017. Upon decision by the AGM, the appointment of Jan Peter Balkenende and Hans Wijers will be effective as per 1 September 2017. In light of a planned reduction of the total number of her board positions, the appointment of Margarete Haase will become effective at a later date upon decision of the Supervisory Board.

It is the intention of the Supervisory Board to elect Hans Wijers as its chairman to succeed Jeroen van der Veer in that capacity per the end of the AGM 2018. In order to ensure a smooth transfer of responsibilities to Hans Wijers, it will be proposed to the AGM to reappoint Jeroen van der Veer as member of the Supervisory Board for a period of one year, ending as per the end of the AGM 2018.

It will also be proposed to the AGM to reappoint Hermann-Josef Lamberti and Robert Reibestein for a next term of four years as members of the Supervisory Board. After completing her four year term since appointment in 2013, Isabel Martín Castellá will retire from the Supervisory Board at the end of the AGM 2017, having reached the ING age limit for Supervisory Board members.

Full details of all voting items, including the aforementioned proposals, are included in the proxy materials published today. The proxy materials also include the 2016 Annual Report of ING including the Annual Accounts and the reports of the Executive Board and the Supervisory Board as published on 16 March 2017, as well as other information and documents as required by law.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6836	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, which is evidenced by the number one position among 395 banks ranked by Sustainalytics. ING Group shares are being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2016 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 23 March, 2017